UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Warner Music Group Corp.
File No. 001-32502 – CF#26306

WMG Acquisition Corp.
File No. 333-121322 – CF#26306

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      Warner Music Group Corp. and WMG Acquisition Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on February 8, 2011.

      Based on representations by Warner Music Group Corp. and WMG Acquisition Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through January 31, 2014
Exhibit 10.2	through October 31, 2014
Exhibit 10.3	through January 31, 2014
Exhibit 10.4	through October 31, 2014

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Justin Dobbie
Special Counsel